

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2021

Steve White
Chief Executive Officer
Harvest Health & Recreation Inc.
1155 W. Rio Salado Parkway
Suite 201
Tempe, AZ 85281

      Re: Harvest Health & Recreation Inc.
           Form 10-12G
           Filed November 5, 2020
           File No. 000-56224

Dear Mr. White:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Life Sciences

cc: Thomas M. Rose, Esq.